Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 16, 2009

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 16, 2009

Inside iPath

Exchange Traded Notes (ETNs)

iPath

Another innovation from Barclays What are iPath ETNs? The benefits of iPath ETNs Transparency Inflation hedge

Liquidity Unique access Commodities Emerging markets Currencies Strategies iPath

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iPath ETNs Securities issued by Barclays Bank PLC Senior, unsecured debt No principal protection or interest payments Linked to the return of the market benchmarks or strategies, less investor fees Unlike ETFs, no underlying assets are held Intraday trading flexibility like most equities iPath

What exactly are iPath ETNs? iPath ETNs are senior, unsecured debt securities issued by Barclays Bank PLC that seek to provide the return of the underlying market benchmark or strategy, less investor fees. There are no underlying holdings and the iPath ETNs currently available do not provide principal protection or interest payments.

iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Barclays Bank PLC’s long-term, unsecured obligations are rated*:

•	AA- by Standard & Poor’s

•	Aa3 by Moody’s Investors Service, Inc.

While iPath ETNs are not equities or index funds, they do share several characteristics with them.

For example, like most equities:

•	Trading flexibility on an exchange

•	Long or short: iPath ETNs can be shorted on an uptick or downtick and, subject to the ability to locate shares, borrowed.

Like an index fund:

•	Linked to the return of benchmark indexes

•	Low investor fees

*The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

iPath ETNs are brought to you by… Barclays Bank PLC Global Retail and Commercial Banking UK Retail Banking

Commercial Bank Barclaycard Retail and Commercial Banking Western Europe Retail and Commercial Banking Emerging Markets

Absa Investment Banking and Investment Management Barclays Global Investors Barclays Capital Inc. Barclays Wealth iPath

Barclays Bank PLC is the principal subsidiary of Barclays PLC, a UK-based financial services group and one of the largest financial services companies in the world. Barclays has been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the USA, Africa and Asia. It is engaged primarily in banking, investment banking and investment management. As of June 2009, Barclays had approximately 155,000 employees, and 49 million customers in more than 50 countries.

Barclays Capital Inc. acts as the issuer’s agent in connection with the distribution of iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US broker/dealer regulated by the SEC and FINRA.

BGI’s majority owned broker/dealer subsidiary, Barclays Global Investors Fund Distribution Company (BGIFDC), will engage in the promotion of iPath ETNs to intermediaries who are themselves registered broker/dealers and to end-users, such as mutual funds, hedge funds and insurance companies.

Transparent performance Principal Amount of iPath ETNs Index Factor Investor Fee Yearly Fee x Principal Amount x Index Factor iPath

The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

iPath ETNs are designed to provide investors a return that mirrors the performance of a market benchmark or strategy, less investor fees. All iPath ETNs deliver transparent performance based on the principal amount of the Securities, times an index factor, less an investor fee.

The index factor captures the total return associated with index. For example,

•	For iPath ETNs linked to commodities and emerging markets, the index factor captures the ratio between the Current Index Level and the Index Level at the note’s inception.

•

For iPath ETNs linked directly to foreign currency exchange rates, the index factor is equal to the change in the exchange rate times an accumulation component. The accumulation component captures the overnight deposit rate that would be earned on a foreign currency deposit.

If you redeem your Securities early, you will receive a Daily Redemption Value which is a cash payment equal to the principal amount of your securities times the index factor on the applicable valuation date minus the investor fee on the applicable valuation date. The iPath® MSCI India IndexSM ETN, iPath® S&P 500 VIX Short-Term FuturesTM Index ETN, and iPath® S&P 500 VIX Mid-Term FuturesTM Index ETN will incur a redemption charge upon early redemption.

Trading iPath ETNs Buy or sell anytime during market hours Trade at market price Redeem directly to Barclays Bank PLC Typically in amounts of at least 50,000 units per redemption (a redemption charge may apply) See relevant prospectus for procedures Hold until maturity iPath

iPath ETNs offer easy transferability, an exchange listing, and intraday trading flexibility. The iPath ETNs currently available can be bought or sold anytime during market hours at market prices. If an active secondary market develops, it is expected that investors will purchase and sell iPath ETNs primarily in this secondary market.

In addition to daily exchange liquidity, all iPath ETNs can be redeemed to the issuer in large, institutional size blocks (typically 50,000 units), subject to the procedures described in the relevant prospectus. Certain iPath ETNs will incur a redemption charge upon early redemption. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their intrinsic economic value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Alternatively, investors may hold the Securities until maturity and receive a cash payment from the Issuer, Barclays Bank PLC equal to the principal amount of the units times the index factor on the final valuation date minus the investor fee on the final valuation date.

*The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective.

Global opportunities ETN Name Ticker Yearly Fee* iPath Commodity ETNs iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN DJP 0.75% iPath® Dow Jones-UBS Agriculture Subindex Total ReturnSM ETN JJA 0.75% iPath® Dow Jones-UBS Grain Subindex Total ReturnSM ETN JJG 0.75% iPath® Dow Jones-UBS Livestock Subindex Total ReturnSM ETN COW 0.75% iPath® Dow Jones-UBS Industrial Metals Subindex Total ReturnSM ETN JJM 0.75% iPath® Dow Jones-UBS Copper Subindex Total ReturnSM ETN JJC 0.75% iPath® Dow Jones-UBS Nickel Subindex Total ReturnSM ETN JJN 0.75% iPath® Dow Jones-UBS Energy Subindex Total ReturnSM ETN JJE 0.75% iPath® Dow Jones-UBS Natural Gas Subindex Total ReturnSM ETN GAZ 0.75% iPath® S&P GSCITM Total Return Index ETN GSP 0.75% iPath® S&P GSCITM Crude Oil Total Return Index ETN OIL 0.75% iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN JJS 0.75% iPath® Dow Jones-UBS Precious Metals Subindex Total ReturnSM ETN JJP 0.75% iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN JJU 0.75% iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN NIB 0.75% iPath® Dow Jones-UBS Coffee Subindex Total ReturnSM ETN JO 0.75% iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN BAL 0.75% iPath® Dow Jones-UBS Sugar Subindex Total ReturnSM ETN SGG 0.75% iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM ETN PGM 0.75% iPath® Dow Jones-UBS Tin Subindex Total ReturnSM ETN JTT 0.75% iPath® Dow Jones-UBS Lead Subindex Total ReturnSM ETN LD 0.75% *The investor fee is equal to: Yearly Fee x principal amount x index factor, calculated on a daily basis. See Page 4. iPath

The iPath ETNs currently available offer access to commodities, emerging markets, currencies and strategies. They are linked to the performance of the:

•	Dow Jones-UBS Commodity Index Total ReturnSM
•	Dow Jones-UBS Agriculture Subindex Total ReturnSM
•	Dow Jones-UBS Energy Subindex Total ReturnSM
•	Dow Jones-UBS Grains Subindex Total ReturnSM
•	Dow Jones-UBS Industrial Metals Subindex Total ReturnSM
•	Dow Jones-UBS Livestock Subindex Total ReturnSM
•	Dow Jones-UBS Copper Subindex Total ReturnSM
•	Dow Jones-UBS Natural Gas Subindex Total ReturnSM
•	Dow Jones-UBS Nickel Subindex Total ReturnSM
•	Dow Jones-UBS Softs Subindex Total ReturnSM
•	Dow Jones-UBS Precious Metals Subindex Total ReturnSM
•	Dow Jones-UBS Aluminum Subindex Total ReturnSM
•	Dow Jones-UBS Cocoa Subindex Total ReturnSM
•	Dow Jones-UBS Coffee Subindex Total ReturnSM
•	Dow Jones-UBS Cotton Subindex Total ReturnSM
•	Dow Jones-UBS Sugar Subindex Total ReturnSM
•	Dow Jones-UBS Platinum Subindex Total ReturnSM
•	Dow Jones-UBS Tin Subindex Total ReturnSM
•	Dow Jones-UBS Lead Subindex Total Return SM
•	S&P GSCI™ Total Return Index
•	S&P GSCI™ Crude Oil Total Return Index

Global opportunities ETN Name Ticker Yearly Fee* iPath Emerging Market ETNs iPath® MSCI India IndexSM ETN INP 0.89%† iPath Exchange Rate ETNs iPath® EUR/USD Exchange Rate ETN ERO 0.40% iPath® GBP/USD Exchange Rate ETN GBB 0.40% iPath® JPY/USD Exchange Rate ETN JYN 0.40% iPath Strategy ETN iPath® CBOE S&P 500 BuyWrite IndexSM ETN BWV 0.75% iPath® Optimized Currency Carry ETN ISI 0.65% iPath Alternative ETN iPath® Global Carbon ETN GRN 0.75% iPath® S&P 500 VIX Short-Term FuturesTM ETN VXX 0.89%†† iPath® S&P 500 VIX Mid-Term FuturesTM ETN VXZ 0.89%†† iPath

*The investor fee is equal to: Yearly Fee x principal amount x index factor, calculated on a daily basis. See Page 4.

†Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply. ††Subject to requirements described in the prospectus, the Securities may be redeemed. In order to exercise the right to redeem the Securities on any redemption date, the Securities must be redeemed by the holder in blocks of at least 25,000 of the same series at one time. A redemption charge will apply.

The iPath ETNs currently available offer access to commodities, emerging markets, currencies and strategies. They are linked to the performance of the:

•	MSCI India Total Return IndexSM
•	EUR/USD Exchange Rate
•	GBP/USD Exchange Rate
•	JPY/USD Exchange Rate
•	CBOE S&P 500 BuyWrite IndexSM
•	Barclays Intelligent Carry IndexTM
•	Barclays Capital Global Carbon Index Total ReturnTM

Familiar features. Unique benefits. Index Mutual ETNs ETFs Funds Underlying securities Market risk Credit risk of issuer Intraday exchange liquidity Institutional size redemption Short sales Transparency * * Mutual funds are only required to report holdings on a monthly basis. iPath

Index Mutual Funds

Recourse: Portfolio of securities

Principal risk: Market risk

Liquidity: Once a day at NAV

Institutional size redemption: Daily via custodian

Short sales: None

ETNs

Recourse: issuer credit

Principal risk: market and issuer risk

Liquidity: Daily on an exchange

Institutional size redemption: daily to issuer

Short sales: Yes, on an uptick or a downtick

ETFs

Recourse: Portfolio of securities

Principal risk: market risk

Liquidity: daily on an exchange

Institutional size redemption: daily via custodian

Short sales: Yes, on an uptick or a downtick

Innovation in Exchange Traded Products

Unique access

Broader opportunities

Flexibility iPath

iPath ETNs provide investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. They offer:

•	Immediate, cost-effective exposure to asset classes that haven’t always been easy to access

•	Broadened asset class opportunities that expand the range and depth of possible strategies that might be explored.

•	Flexibility with the liquidity provided by an exchange listing and a redemption feature.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at- or slightly out-of-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

iPath

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors 12 as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

iPath

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

An investment in iPath ETNs linked to the performance of the Barclays Capital Global Carbon Index Total ReturnTM is subject to risks associated with fluctuations, particularly a decline, in the performance of the index caused by unpredictable volatility and movement in the prices of the index components. Trading in futures contracts on carbon emissions commodities, including trading in the index components, is speculative and can be extremely volatile. The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the Index and, therefore, the value of your Securities.

Cap & Trade mechanisms have arisen primarily due to relative international consensus on the correlation between the rise in Green House Gas emissions and the onset of Global Warming. Accordingly, changes in regulation and enforcement of Cap & Trade mechanisms as a result of changes in international consensus can adversely affect market behavior and the value of the Securities.

iPath

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM”, “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM”, “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the Dow Jones–UBS Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”), or any of their respective subsidiaries or affiliates and none of Dow Jones, UBS AG, UBS Securities, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

iPath

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCI™,” “S&P GSCI™ Index,” “S&P GSCI™ Total Return Index,” “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

iPath

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays. “VIX®” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

“Barclays Intelligent Carry Index™” and the “USD Intelligent Carry Index™” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

“Barclays Capital Global Carbon Index™” and “Barclays Capital Global Carbon Index Total Return™” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

©2009 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of their respective owners. iP-0107-0609

Not FDIC Insured Have No Bank Guarantee May Lose Value

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